EXHIBIT 99.1

Profound Medical Announces Preliminary Unaudited Fourth Quarter and Full Year 2023 Revenues

TORONTO, Jan. 03, 2024 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced preliminary unaudited revenues for the fourth quarter and full year 2023, and provided an update on the progress it is making with the commercialization of TULSA-PRO® in the United States. Profound is providing this information due to the significant lag time between planned investment community meetings to be held in connection with, among other investor events, the 42nd Annual J.P. Morgan Healthcare Conference in San Francisco, and its expected reporting of final 2023 results in March 2024.

Profound anticipates total revenues for the fourth quarter of 2023 to be in the approximate range of $1.9 million to $2.0 million, with the full amount coming from recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties. This represents recurring revenue growth of between 51% and 59% year-over-year, and between 10% and 16% sequentially over the 2023 third quarter. For the full year 2023, Profound anticipates total revenues to be in the approximate range of $7.1 million to $7.2 million. These figures are preliminary and unaudited, and actual revenues may differ.

“Our focus on early adopters and teaching hospitals resulted in the adoption of TULSA-PRO® continuing to increase throughout 2023, both in terms of installed base growth and existing system utilization,” said Arun Menawat, Profound’s CEO and Chairman. “Q4-2023 marked the seventh consecutive quarter of recurring revenue growth; and TULSA-PRO® is now installed at, or contracted with, 10 of the top 20 cancer hospitals in the United States as ranked by U.S. News and World Report, including prestigious institutions such as MD Anderson, Mayo Clinic-Rochester, UCLA Medical Center, Brigham and Women's Hospital, Johns Hopkins Hospital, and Cleveland Clinic, among others. The growth capital raised through our recent financing, which closed yesterday, puts us in a stronger position to make the requisite investments, particularly in our commercial organization, to maximize the exciting opportunity for TULSA that we see ahead. In preparation for the permanent CPT® Category 1 codes for TULSA going into effect at the beginning of 2025 -– an anticipated major revenue inflection point for our business – our top priorities for 2024 will be to further increase our TULSA-PRO® installed base, support increased system utilization, complete our ongoing Level 1 CAPTAIN trial comparing the TULSA procedure to radical prostatectomy for the treatment of prostate cancer, and advance additional TULSA AI modules designed to increase both the ease and speed of prostate disease treatment. We look forward to updating investors as we progress.”

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma; Profound’s preliminary unaudited fourth quarter and full year 2023 revenues; and the success of Profound’s U.S. commercialization strategy and activities for TULSA-PRO®. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849